

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2015

Philip Gay
Chief Executive Officer
Diego Pellicer Worldwide, Inc.
6800 Owensmouth Avenue
Suite 350
Los Angeles, CA 91303

> **Re: Diego Pellicer Worldwide, Inc.**
> **Form 8-K**
> **Filed March 19, 2015**
> **File No. 333-189731**

Dear Mr. Gay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1.01 Entry Into a Material Definitive Agreement, page 2

Merger and Share Exchange Agreement, page 2

1. Please remove the language "qualified in its entirety by reference to the provisions of the Exchange Agreement" because your description of the agreement should cover all material provisions of the agreement. This comment applies to your descriptions of all of your material agreements, including the Cancellation Agreement.

2. Revise your disclosure to explain when and how the parties were introduced and the reasons they decided to proceed with this agreement and particular structure at this particular time. In addition, please identify any third parties or promoters that participated in arranging or facilitating the transaction and disclose benefits received for their roles.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

3. Describe the method of accounting for the acquisition of Diego and the factors you considered in identifying the accounting acquirer. Please clarify why the assets and liabilities of Diego have been brought forward at their book value and no goodwill has been recognized.

Description of Business, page 3

Business Overview, page 3

4. We note your discussion of your "proprietary model." Please discuss in greater detail the aspects of your business plan that are "proprietary" and the barriers your competitors would face if they tried to adopt a similar business model.

5. Please clarify the status of your "pre-negotiated acquisition" strategy. In this regard, please disclose whether you have identified potential tenants that you would like to acquire. In addition, please state whether you have entered into negotiations with these potential targets.

6. In addition, please specify whether you anticipate acquiring any marijuana retailers and/or producers before it is federally legal to do so. In other words, please disclose whether you intend to pursue your acquisition plan in states where it is permissible to do so under state law.

7. We note that your business plan contains "operational and financial highlights of grow and retail operations with which Diego has pre-negotiated acquisition contracts." Please disclose the parties, material terms and terminations provisions of these contracts. Also, please file these acquisition contracts as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

8. Please revise your disclosure to differentiate from your current operations and aspects of your business plan that are aspirational. For example, you state that you intend to "fuse the stringent quality standards of the brand" with legal growers and retailers. However, it appears that your company has never produced marijuana or marijuana-related products. Thus, it appears that your "quality standards" are aspirational at this point in your development. Please revise your disclosure to clarify that you are a development stage company that has not yet implemented its business plan.

9. In the "Vision" section, you refer to several brands, such as Starbucks, Davidoff and Godiva. Please disclose whether you have agreements with the owners of those brands. If not, the basis for this disclosure is unclear. Please revise or advise.

Our Business Strategy, page 6

10. We note that you plan to lease your locations to tenants "with the ability to meet Diego Pellicer quality and brand standards." However, you will not have an ownership stake in these companies. Please tell us how you intend to insure that your tenants continue to meet your quality and brand standards, including testing and labeling requirements. Moreover, please disclose whether you have entered into contracts with your tenants, which include quality and brand standards.

11. We note your intent to enhance "the shopping experience by providing a fun and easy to use e-commerce that delivers product and content from brand influencers that will help inform, personalize and curate products specific to the consumers' needs and desires." Please clarify that this strategy is aspirational not operational.

Legalization by State, page 12

12. We note your statement that "[s]everal other states in which medical marijuana is currently legal will likely" follow Colorado and Washington and pass legislation for recreational marijuana. Please provide support for this statement or revise your disclosure to clarify that this represents your management's belief.

Risk Factors, page 17

13. Please revise the subcaptions for all of your risk factors to describe the risk discussed, as required by Item 503(c) of Regulation S-K. Your subcaptions should provide a clear statement of the risk presented.

14. Please add a risk factor addressing your independent auditor's going concern opinion.

15. Please add a separate risk factor that discusses the legal implications and consequences of operating an e-commerce business that will be available to all internet users. This risk factor should address whether your website will exclude (i) users from jurisdictions where marijuana use is prohibited and (ii) classes of people, such as minors, criminal gangs, cartels or other criminal enterprises. Discuss the challenges you face by marketing a product online in states where it is illegal.

Enforcement Risk, page 19

16. We note your disclosure focuses on certain aspects of the Cole Memo. Please revise your description of the Cole Memo to reflect the guidance regarding marijuana related financial crimes by the U.S. Department of Justice. In this regard, the memo clearly states that the guidance does not alter in any way the DOJ's "authority to enforce federal law, including federal laws relating to marijuana, regardless of state law."

<u>We will have broad discretion over the use of the net proceeds to the company…, page 22</u>

17. We note that this is not a registration statement and the company is not registering or offering securities pursuant to this form. As such, the basis for this disclosure is unclear. Please clarify what "net proceeds" you are referring to in this risk factor. In addition, this risk factor seems to encompass several risks, including risks related to your internal financial reporting controls and procedures. Please address each risk under a separate subcaption.

<u>Because our directors and executive officers are among our largest shareholders…, page 23</u>

18. Please refer to comment 16. Please revise this risk factor to clarify that this form is not a registration statement for an offering of the company's securities.

<u>Management's Discussion and Analysis of Operations, page 24</u>

19. Please identify the tenant that contributed all of your revenue in 2014. In addition, please file a copy of your Line of Credit Agreement as a material contract pursuant to Item 601(b)(10) of Regulation S-K.

20. Please file a copy of your License Agreement with Plandai Biotechnology as a material contract pursuant to Item 601(b)(10) of Regulation S-K.

<u>Exhibit 99.1</u>

<u>Financial Statements</u>

<u>Diego Pellicer Worldwide, Inc.</u>

<u>Note 4 – Revolving Credit Line, page 12</u>

21. We note you are providing funding for a sub-lessee who is engaged in the business of growing, processing, and selling cannabis products. Please disclose, if true, whether this sub-lessee is a related party. Also, please disclose if the sub-lessee has commenced operations.

<u>Note 5 – Investment, page 12</u>

22. We note your disclosure of the investment related to a license agreement with Plandai Biotechnology, Inc. In your disclosure you discuss the requirement that the Company is to obtain certain Trademark rights certified by the government and this certification is expected by early summer 2015. Please clarify whether the consideration received for the license agreement is contingent on this regulatory approval. If the consideration is contingent, please discuss your basis for recognizing revenue. We note that you have

fully deferred recognizing your rental income in light of the pending regulatory approvals.

Note 6 – Property and Equipment, page 12

23. Please revise your disclosure to clarify the meaning of "POD equipment". Also, separately disclose the amounts attributed to the build out of leased property and equipment.

Exhibit 99.2 Pro Forma Financial Information

24. Please expand the description of the merger and share exchange transaction at page 2 to disclose the number of shares of common stock and any other consideration issued on the closing date. We note the disclosure in Item 11 Description of Securities at page 37 regarding the issuance of warrants pursuant to the merger. Also describe the material provisions of the exchange agreement.

25. Disclose the method of accounting for the transaction and describe the factors you considered in identifying the accounting acquirer.

26. We note your disclosure at page 3 of the 8-K that the registrant was not a shell company prior the reverse acquisition transaction. Tell us the basis for combining Diego and Type 1Media Inc. at the book carrying amounts, instead of recording the acquired entity for accounting purposes at fair value.

27. Revise the pro forma balance sheet to reflect the cancellation of shares by the Majority Shareholder in exchange for cash in connection with the merger.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director